Exhbiti 3.1
Articles of Correction
of the
Restated and Amended
Articles of Incorporation
of
Hillenbrand, Inc.
     In accordance with the requirements of the Indiana Business Corporation Law (the “Act”), and pursuant to I.C. 23-1-18-5, the undersigned officer of Hillenbrand, Inc., an Indiana corporation (the “Corporation”) formerly known as Batesville Holdings, Inc., sets forth the following facts:
     On March 31, 2008, the Corporation filed Articles of Restatement and Amendment to its Articles of Incorporation (the “Amendment”) to effectuate (i) a name change from “Batesville Holdings, Inc.” to “Hillenbrand, Inc.” (ii) a forward stock split and (iii) a complete restatement and amendment of its Articles of Incorporation.
     Section 4.2 of the Restated and Amended Articles of Incorporation contemplated a forward stock split, but contained an error with respect to the number of shares into which each share should be split.
     Section 4.2 is deleted and replaced with the following:
     Section 4.2 Forward Stock Split. Without regard to any other provision of these Articles of Incorporation, each share of the capital stock of the Corporation issued and outstanding immediately prior to the time these Amended and Restated Articles becomes effective (the “Forward Split Effective Time”) shall be automatically changed and reclassified (without any further act), as of the Forward Split Effective Time, into 622,628.11 fully paid and non-assessable shares of the Corporation’s capital stock.
     In Witness Whereof, the undersigned officer of the Corporation, affirming the foregoing under the penalties of perjury, hereby subscribes his name to these Articles of Correction this 30th day of April, 2008, to be effective as of the original effective time of the Amendment (5:01 P.M. Eastern Daylight Time, March 31, 2008).

Hillenbrand, Inc.
By:	/S/ John R. Zerkle
John R. Zerkle,
its Senior Vice-President, General Counsel and Secretary